September 9, 2009

Via EDGAR and Facsimile

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

Re:           On Assignment, Inc.
 File No.  000-20540

Dear Mr. Spirgel,

We are in receipt of your letter dated August 25, 2009 requesting additional information regarding the disclosures and financial discussion in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Quarterly Reports on Forms 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009.  Our responses are as follows:

Form 10-K for Fiscal Year Ended December 31, 2008

1.
We note your response to comment one from our letter dated June 22, 2009.  While we do not object to your accounting treatment, your proposed revised disclosure does not adequately describe why gross reporting is appropriate.  Please revise further and expand as to why the company believes it acts as a principal in substantially all of it transactions.

Company Response

The Company will further revise and expand its discussion of revenue recognition in Note 1 of the Notes to the Consolidated Financial Statements in Item 8 of its Annual Report on Form 10-K in future filings to include why the Company believes it acts as a principal in substantially all of its transactions.  The proposed revised disclosure is included below (new language is underlined to show changes).  Please note that this disclosure is meant to represent the accounting for all of our business units including the Physicians segment.

Item 8.      Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition.  Revenues from contract assignments, net of sales adjustments and discounts, are recognized when earned, based on hours worked by the Company’s contract professionals on a weekly basis. Conversion and direct hire fees are recognized when earned, upon conversion or direct hire of a contract professional to a client’s regular employee. In addition, the Company records a sales allowance against consolidated revenues, which is an estimate based on historical billing adjustment experience. The sales allowance is recorded as a reduction to revenues and an increase to the allowance for billing adjustments. The billing adjustment reserve includes an allowance for fallouts. Fallouts are direct hire and conversion fees that do not complete the contingency period. The contingency period is typically 90 days or less. The Company includes reimbursed expenses, including those related to travel and out-of-pocket expenses, in revenues and the associated amounts of reimbursable expenses in cost of services.

The Company generally records revenue on a gross basis as a principal versus on a net basis as an agent in the consolidated statement of operations.  The key indicators supporting the Company’s conclusion that it acts as a principal in substantially all of its transactions are that the Company (i) has the direct contractual relationships with its customers, (ii) bears the risks and rewards of the transactions, and (iii) has the discretion to select the contract professionals and establish their price.  To the extent that the Company concludes that it does not act as the principal in the arrangement, revenues are recorded on a net basis.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Critical Accounting Policies, page 23

2.
We note you disclose the five-year and ten-year compounded annual revenue growth rate ranges used in the June 30, 2009 impairment analysis on page 24 as (8.2) to 6.6 percent and (0.7) to 5.3 percent, respectively, across the reporting units.  However, in the IT and Engineering and Nurse Travel reporting units you used a five-year compounded annual revenue growth rate of 15.8 and 7.8 percent, respectively, both of which are outside the stated range.  In addition, none of the reporting units discussed used a negative annual growth rate as suggested by the overall ranges. Lastly, you do not note the ten-year compounded annual revenue growth rates used for the Physician or Nurse Travel reporting units.  Please expand and clarify for us and in future filings these inconsistencies between the overall ranges and those discussed specifically for individual reporting units and include the ten-year compounded annual growth rates for the Physician and Nurse Travel reporting units.

Company Response

The five-year compounded annual revenue growth rates used in the analysis for the reporting units as of June 30, 2009 ranged from (8.2) to 6.6 percent and the same rates for a ten-year period ranged from (0.7) to 5.3 percent.  The Company disclosed these rates using revenues between 2008 and 2013 for the five-year rates and 2008 and 2018 for the ten-year rates to show the expected impact of the decline in 2009 on the revenue growth rates by each reporting unit.

The five-year compounded annual growth rates disclosed in the discussion of the IT and Engineering reporting unit of 15.8 percent and the Nurse Travel reporting unit of 7.8 percent were for the five years following the 2009 decline (2009 to 2014).   These rates provide the post-2009 growth rates forecasted by the Company, reflecting an increase in revenues as a result of an anticipated stabilization in the second half of 2009 and an economic recovery starting in 2010.  The five-year growth rates used in the model were provided as a comparison to the historical five-year growth rates to explain why the Company believed that the rates used in the discounted cash flow analysis were reasonable in comparison to the historical results of the reporting units when recovering from economic downturns.  The Nurse Travel reporting unit is the only reporting unit with negative five-year and ten-year compounded annual revenue growth rates as calculated starting with 2008 revenues which include the impact of the 2009 expected decline in revenues and caused the rates to be negative as compared to post-2009 revenue growth rates.

Due to the limited historical financial data available for the Nurse Travel reporting unit, we are unable to provide historical ten-year compounded annual revenue growth rates for the reporting unit.  The Company felt that the more recent five-year historical growth rates for the Physician reporting unit were more relevant in comparing the revenue growth rates used in the discounted cash flow analysis because the Physician reporting unit’s revenue growth rates have slowed in recent years as compared to the growth rates at the start of the business ten years ago.  The Physician reporting unit’s ten-year historical compounded annual revenue growth rate was 21.2 percent which was significantly higher than the ten-year growth rate used in the discounted cash flow analysis of 5.0 percent.

The Company has provided a revised version of our Critical Accounting Policies disclosure in future filings below to illustrate our proposed clarifying language and additional disclosure in response to your comments.  The new language is underlined to highlight these changes.  Please note that the Company also revised the proposed disclosure in response to your request to limit the use of ranges in favor of discrete data points.

3.
We also note that on page 24 you state the minimum fixed annual revenue growth rate levels that the reporting units would need to maintain in order to avoid having to prepare a step two impairment analysis from 2010 to 2018 ranged between 3.0 and 13.0 percent.  But given the ranges of growth rates used in your analysis of (8.2) to 6.6 percent and (0.7) to 5.3 percent for five-year and ten-year terms, respectively, it would appear you currently have to prepare a step two impairment analysis for certain reporting units.  Please clarify this for us and in future filings.

Company Response

The reason why these rates are not comparable relates to the periods covered by each of the data points.  The five-year growth rate ranges of (8.2) to 6.6 percent were for the change between 2008 and 2013 and the ten-year growth rate ranges of (0.7) and 5.3 percent were for the change between 2008 and 2018, incorporating the economic decline experienced in 2009.  The minimum fixed annual revenue growth rate range of 3.0 to 13.0 percent was calculated based on post-2009 data.  These rates provide the post-2009 growth rates the Company must achieve to avoid having to prepare a step two impairment analysis.  The Company assumed a terminal value of 4 percent in determining the minimum fixed annual revenue growth rates which was the same terminal value used in the original discounted cash flow analyses.

The Company has provided a revised version of our Critical Accounting Policies disclosure in future filings below, to illustrate our proposed clarifying language that the five- and ten-year growth rates included the estimated decrease in revenues during 2009.  The new language is underlined to highlight these changes.  Please note that the Company also revised the disclosure in response to your request to limit the use of ranges in favor of discrete data points.  Additional detail regarding the minimum fixed annual revenue growth rates for IT and Engineering, Physician and Nurse Travel was added to each of the paragraphs relating to those reporting units.

4.
Tell us whether in connection with your annual goodwill impairment tests in years prior to 2008 you only used the discounted cash flow method to determine the fair value of your reporting units.  If so, tell us why you believed that was adequate.

Company Response

The Company has historically used the discounted cash flow method to determine the estimated fair value of the reporting units in performing the Step 1 analysis in accordance with Statement of Financial Accounting Standard No. (SFAS) 142 under the income approach.  In addition, the Company has historically compared the aggregate fair value of its reporting units, as derived from the discounted cash flow method, to its market capitalization to assess the reasonableness of the estimated fair value of the Company.  The Company does not believe that the market capitalization as of a given date is the only measurement basis for fair value; however, the Company reviews this information as a relevant data point in the overall analysis.

Due to the fact that the Company has multiple reporting units, a comparison to the Company’s overall market capitalization is not relevant at the reporting unit level.  SFAS 142 paragraph 24 (prior to SFAS 157) stated: “If quoted market prices are not available, the estimate of fair value shall be based on the best information available, including prices for similar assets and liabilities and the results of using other valuation techniques.  A present value technique is often the best available technique with which to estimate the fair value of a group of net assets (such as a reporting unit).  If a present value technique is used to measure fair value, estimates of future cash flows used in that technique shall be consistent with the objective of measuring fair value.  Those cash flow estimates shall incorporate assumptions that marketplace participants would use in their estimates of fair value.  If that information is not available without undue cost and effort, an entity may use its own assumptions.  Those cash flow estimates shall be based on reasonable and supportable assumptions and shall consider all available evidence.”  This paragraph was the Company’s primary rationale for using a discounted cash flow method as a basis for determining the fair values of the reporting units since there are no quoted market prices available at the reporting unit level. SFAS 142 paragraph 25 describes the use of other valuation techniques and describes when the market approach may or may not be appropriate. The Company focuses on providing highly skilled, professional-level resources which result in different bill and pay rates and operational profiles as compared to the Company’s competitors who offer a broader range of resources including clerical and entry-level staff.  As such, the Company did not utilize valuation techniques based on a market approach at the reporting unit level since the Company does not believe that there are direct competitors with publicly available financial data that are comparable to each of the reporting units.

Based on these considerations, the Company determined that using the discounted cash flow method for estimating fair value was appropriate prior to 2008.

5.
It appears that you did not use a market approach in your impairment analyses until the interim test as of June 30, 2009.  In review of the significant decline in the market at the end of 2008, please tell us why you believed it was appropriate to only have used the discounted cash flow analysis in your annual impairment test as of December 31, 2008 and first interim impairment test as of March 31, 2009.  In this regard, we note that shortfall in your market capitalization compared to book value was smaller as of June 30, 2009 then compared to March 31, 2009.

Concerning the analysis you did perform as of June 30, 2009, discussed at the bottom of page 24, it seems this was done on a consolidated or company-level basis but without reference to your own market capitalization.  Please tell us why you did not use your own market capitalization as a way to assess the reasonableness of your discounted cash flow analyses and then perform further market analyses at a reporting unit level.

Company Response

As mentioned above in our response to comment 4, the Company compares the aggregate fair value of its reporting units, as derived from the discounted cash flow method, to its market capitalization to assess the reasonableness of the estimated fair value of the Company.  Based on this review as of December 31, 2008, there was no indication that the fair value estimated using a discounted cash flow approach was inconsistent with market participant views. As a result, the Company believed that it was appropriate to only use the discounted cash flow method in the December 31, 2008 analysis and did not believe further analyses based on a market approach were warranted.

The Company acknowledges that our market capitalization compared to book value as of March 31, 2009 resulted in a shortfall.  The Company continued to utilize the discounted cash flow analysis to estimate fair value of the reporting units at March 31, 2009 because it believed that the significant stock price decline experienced in the first quarter in 2009 would not persist. While the Company’s revenues had declined as a result of the economy in the first quarter of 2009, the Company remained profitable and cash flow positive.  The Company observed that its stock price was subject to fluctuations due to the low volume of stock trading in the market which the Company believed was driven by the sale of stock by a significant stockholder.  This also supported the Company’s belief that the decline in its stock price experienced in the first quarter of 2009 would not persist.  The Company reviewed similar historical stock activity and noted that the stock price had previously experienced similar declines due to significant sales of the stock and that the stock price recovered from such events after some period of time, which also supported the Company’s belief that the decline would not persist.  Consistent with this belief, the Company saw some improvement in its market capitalization during the second quarter, as acknowledged in your comment.

Despite seeing some recovery in market capitalization, the Company’s results and the economy continued to decline through June 30, 2009. While the market capitalization had increased from March 31, 2009, the Company’s market capitalization continued to be below book value at June 30, 2009.  In response to the duration of this shortfall, the Company decided to incorporate additional valuation approaches (albeit at an entity level) to provide additional support for the Company’s estimated fair value based on the discounted cash flow method.

In summary, at March 31, 2009, as the decline in our stock price was believed to be short term for the reasons outlined above, our consideration of the decline in our stock price was qualitative.  At June 30, 2009, as the decline in our stock price persisted, a more formal quantitative approach was introduced as indicated above.

The Company reviewed its market capitalization as compared to its estimated fair value based on the discounted cash flow method in the June 30, 2009 analysis, but it was not specifically referenced in the disclosure.  The Company will add disclosure in future filings about its implied control premium.

The Company focuses on providing highly skilled, professional-level resources which result in different bill and pay rates and operational profiles as compared to the Company’s competitors, who offer a broader range of resources including clerical and entry-level staff.  As such, the Company did not utilize valuation techniques based on a  market approach at a reporting unit level since the Company does not believe that there are direct competitors with publicly available financial data that are comparable to each of our reporting units.

The Company has provided a revised version of our Critical Accounting Policies disclosure below, to illustrate our proposed clarifying language and additional disclosure in future filings in response to your comments.  The new language is underlined to highlight these changes.

6.
We note that the majority of your goodwill balance as of June 30, 2009 is in the IT and Engineering segment.  With an emphasis on clearer disclosure related to the reporting unit(s) under this segment, please disclose the following:

a.	The historical revenue growth rate for each of the last three years and the first two quarters of 2009.
b.	The growth rate you need to achieve in your revenue and cash flow projections to avoid having a goodwill impairment charge.
c.
It appears your use of a five-year compounded annual revenue growth rate of 15.8 percent and only a 4.3 percent ten-year rate implies there will be negative growth in years six through ten of the upcoming ten year period.  If so, you should clearly disclose this future growth assumption.

Also please tell us the fair value and the carrying value for each of the reporting units within the IT and Engineering segment as of December 31, 2008, March 31, 2009, and June 30, 2009.

Company Response

The Company will add the revenue growth rate for the IT and Engineering segment for the last three years and first two quarters of 2009 in future filings.  The revenue growth rates for the last three years were 21.2, 11.2 and 10.2 percent.  The sequential revenue growth rates for Q1 2009 was (25.6) percent and it was (14.8) percent for Q2 2009.  The approximate minimum fixed annual revenue growth rate level that the IT and Engineering segment would need to maintain from 2010 to 2018, in order to avoid having to prepare a step two impairment analysis, was 13.0 percent assuming a 4.0 percent terminal value subsequent to that period.  The difference between the 4.3 percent ten-year compounded annual revenue growth rate as compared to the 15.8 percent for the five-year compounded annual revenue growth rate relates to the periods covered in each of the growth rate calculations.  Specifically, the five-year growth rate is for the five years subsequent to the 2009 decline in revenues, which is why it is higher than the ten-year growth rate which is calculated subsequent to 2008 and includes the 2009 year that is projected to have negative revenue growth.

The fair values and carrying values for the IT and Engineering segment (which represents one reporting unit) were as follows (in 000’s):

Fair Value                                           Carrying Value
December 31, 2008                                                $220,321                                             $198,047
March 31, 2009                                                      $198,725                                             $195,789
June 30, 2009                                                         $194,356                                             $188,101

7.
Lastly, we note your use of ranges throughout your disclosure and in many instances the ranges are very wide.  In future filings, please avoid using ranges and use discrete amounts to provide more meaningful information for investors.

Company Response

The Company acknowledges the comment and will use discrete amounts and avoid using ranges to the extent possible.

The recommended changes that we will make in future filings based on the comments above are reflected below:

Item 2.      Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Other than the expanded disclosure of our goodwill and identifiable intangible assets policy presented below, there have been no other significant changes to our critical accounting policies and estimates during the six months ended  June 30, 2009 compared with those disclosed in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the SEC on March 16, 2009.

Goodwill and Identifiable Intangible Assets.  Goodwill and other intangible assets having an indefinite useful life are not amortized for financial statement purposes. Goodwill is tested for impairment using a two-step process that begins with an estimation of the fair value of a reporting unit.  This first step is a screen for impairment.  The second step, if necessary, measures the amount of impairment, if any.  Intangible assets having finite lives are amortized over their useful lives and are reviewed to ensure that no conditions exist indicating the recorded amount is not recoverable from future undiscounted cash flows.

Goodwill is reviewed for impairment on an annual basis, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We perform an annual impairment test as of December 31 on goodwill and intangible assets.  We determine the fair value based upon discounted cash flows prepared for each reporting unit. Cash flows are developed for each reporting unit based on assumptions including revenue growth expectations, gross margins, operating expense projections, working capital, capital expense requirements and tax rates. The multi-year financial forecasts for each reporting unit used in the cash flow models considered several key business drivers such as new product lines, historical performance and industry and economic trends, among other considerations.

The principal factors used in the discounted cash flow analysis requiring judgment are the projected results of operations, discount rate, and terminal value assumptions. The discount rate is determined using the weighted average cost of capital (WACC).  The WACC takes into account the relative weights of each component of our consolidated capital structure (equity and debt) and represents the expected cost of new capital adjusted as appropriate to consider lower risk profiles associated with such things as longer term contracts and barriers to market entry.  It also considers our risk-free rate of return, equity market risk premium, beta and size premium adjustment. A single discount rate is utilized across each reporting unit since we do not believe that there would be significant differences by reporting unit.  Additionally, the selection of the discount rate accounts for any uncertainties in the forecasts.  The terminal value assumptions are applied subsequent to the tenth year of the discounted cash flow model.

For purposes of establishing inputs for the estimated fair value calculations described above, we applied annual revenue growth rates based on the then current economic and market conditions and a terminal growth rate of 4.0 percent.  These growth factors were applied to each reporting unit for the purpose of projecting future cash flows.  The cash flows were discounted at a rate of approximately 12.0 percent.  No impairment of goodwill or intangible assets with indefinite lives was determined to exist as of December 31, 2008.

We determined that there had been a triggering event as of March 31, 2009 due to the fact that the market capitalization was below book value, as well as a significant decline in forecasted cash flows for 2009.   We revised the assumptions used to determine the fair value of each reporting unit as of March 31, 2009 from those assumptions used at December 31, 2008 to reflect estimated reductions in future expected cash flows for 2009 and 2010 and to increase forecasts for 2011 and later years based on our review of the historical revenue growth rates. The discount rate used was approximately 13.5 percent.  The interim analysis performed at March 31, 2009 did not indicate impairment.

We determined that there continued to be a triggering event as of June 30, 2009 due to the fact that our market capitalization continued to be below book value, as well as due to additional reductions in forecasted cash flows for 2009 based on 2009 actual results through June 30, 2009.  We performed step one of the impairment analysis as of June 30, 2009.  The assumptions used to determine the fair value of each reporting unit as of June 30, 2009 were revised from the assumptions used at March 31, 2009 to reflect further reductions in future expected cash flows for 2009 and 2010, offset by future expected increases in cash flows from cost savings measures taken in 2009 and revised cash flow forecasts for later years to incorporate future cost savings resulting from initiatives which contemplate further synergies from system and operational improvements in infrastructure and field support. Given the current economic environment, we evaluated historical revenue growth rates experienced during a recovery from a recession in establishing inputs.  Due to the significant decline in revenue in 2009 as a result of the economic downturn, large annual increases were forecasted over the next four to five years as the economy recovers. Revenue was forecasted to stabilize in the second half of 2009.  Revenue growth rates in the years beginning in 2010 reflect a recovery from the recession, but were within the range of historical growth rates we have experienced during similar economic recoveries.   The discount rate used was approximately 16.0 percent as of the end of the second quarter of 2009 due primarily to increases in the cost of debt, the small company risk premium adjusted based on current market capitalization and the risk-free interest rate in the second quarter.  In evaluating the sensitivity of the discounted cash flows, we also reviewed the minimum fixed annual revenue growth rates that would need to be maintained in order to avoid having to prepare a step two impairment analysis in addition to comparing the five- and ten-year compounded annual revenue growth rates to historical results which are discussed in the paragraphs below. The interim analysis performed at June 30, 2009 did not indicate impairment.

Given that our market capitalization as of June 30, 2009 was significantly below book value, we added a review of market-based data to perform the step one analysis.  Our implied control premium, which represents the relationship between our market capitalization and the estimated fair value of our reporting units determined by our discounted cash flow was approximately 73.0 percent at June 30, 2009.  The market data review included a comparable trading multiples analysis based on an analysis of public company competitors in the staffing industry.  We also performed a selected transaction premiums paid analysis using 2009 transactions with similar characteristics to ours.   Both market analyses were performed on a consolidated basis to assess the reasonableness of the results of the discounted cash flow analysis.  We performed the market analyses on a consolidated basis because we did not believe that there were direct competitors with publicly available financial data that were comparable to each of our reporting units.

Based on these analyses, the fair value determination based on the discounted cash flow model was determined to be reasonable in comparison to the fair values derived from these other valuation methods.

The reporting units whose goodwill balances represent approximately 99.0 percent of our overall goodwill balance were the IT and Engineering, Physician, and Nurse Travel reporting units.  We reviewed each of the reporting units’ historical revenue growth over the past five to ten years based on the availability of historical information and relevance noting that the assumptions used for the revenue growth rates in the discounted cash flow analysis lead to a result that was comparable or lower than what the reporting units had achieved historically.  We reviewed the five-year compounded annual revenue growth rates that were used in the discounted cash flow analysis and compared them to the five-year historical rates for the Nurse Travel and Physician reporting units.  For the Nurse Travel reporting unit, we have less than ten years of historical data.  For the Physician reporting unit, we believe that the historical five-year revenue growth rate for the Physician reporting unit was more relevant than the ten-year rate in comparing the revenue growth rates used in the discounted cash flow analysis because the Physician reporting unit’s revenue growth rates have slowed in recent years as compared to the growth rates at the start of the business ten years ago.  We expect revenues to begin to stabilize in the second half of 2009 and to increase beginning in 2010, except for in the Nurse Travel reporting unit where we expect that revenue will still decline in 2010 and not begin to increase until 2011.  Given these assumptions, we have disclosed below the five-year compounded annual revenue growth rates for periods after the 2009 decline that were used in the discounted cash flow analyses to show the level of expected revenue growth after the economic downturn.  We have also provided a comparison below of these revenue growth rates reflected in the discounted cash flow analysis to the historical five-year compounded annual growth rates. This comparison of the revenue growth rates demonstrates that the revenue growth rates reflected in the discounted cash flow analysis were reasonable based on the reporting unit’s historical financial performance.

The IT and Engineering reporting unit has been heavily impacted by the economic environment because this business is concentrated in highly specialized projects which decline significantly when companies are not investing in capital expenditures.  However, historically the reverse has occurred during a period of economic recovery since the work that the reporting unit performs is necessary to develop systems or product enhancements.   The ten-year compounded annual revenue growth rate between 2008 and 2018 for the reporting unit reflected in the June 30, 2009 analysis was 4.3 percent and its historical ten-year compounded annual revenue growth rate between 1998 and 2008 was 4.6 percent. Both of these periods include the impact of an economic decline and a subsequent recovery.  The reporting unit experienced an economic downturn between 2002 and 2003 and as a result, revenues declined by 38.7 percent.  When the economy recovered over the next several years through 2008, the five-year compounded annual revenue growth rate was 16.3 percent.  In the discounted cash flow analysis, we used a five-year compounded annual revenue growth rate between 2009 and 2014 of 15.8 percent reflecting the expected stabilization of revenues in the second half of 2009 and the economic recovery at the beginning of 2010 due to the economic environment, which we believe is reasonable based on the historical growth rates recovering from an economic downturn.  The historical revenue growth rates for the IT and Engineering segment for each of the last three years were 21.2, 11.2 and 10.2 percent.  The sequential revenue growth rate for Q1 2009 was (25.6) percent and it was (14.8) percent for Q2 2009.  The approximate minimum fixed annual revenue growth rate level that the IT and Engineering reporting unit would need to maintain from 2010 to 2018 in order to avoid having to prepare a step two impairment analysis is 13.0 percent assuming the same 4.0 percent terminal value subsequent to that period which was also the assumption used in the original discounted cash flow analyses.

The Physician reporting unit performance has been less impacted by the recession, as demand for doctors continues to exceed supply.  Although the unit’s revenue growth rate has slowed since 2008, it remains steady, though below the historical average. Despite the current economic climate, the physician staffing business in general continues to evolve and mature.  The five-year compounded annual revenue growth rate between 2008 and 2013 reflected in the discounted cash flow analysis for the Physician reporting unit was 6.6 percent and reflects the expected impact of slower growth in 2009.  The five-year compounded annual revenue growth rate between 2009 and 2014 reflected in the June 30, 2009 discounted cash flow analysis was 6.0 percent.  This compares to a historical five-year compounded annual revenue growth rate of 18.4 percent between 2003 and 2008 which was also after a period of economic decline.  Therefore, we believe that the current revenue growth rates will continue to grow, though at a slower pace than the historical level of 18.4 percent compounded annually over five years.  The approximate minimum fixed annual revenue growth rate level that the Physician reporting unit would need to maintain from 2010 to 2018 in order to avoid having to prepare a step two impairment analysis is 5.0 percent assuming the same 4.0 percent terminal value subsequent to that period which was also the assumption used in the original discounted cash flow analyses.

Nurse Travel revenues have declined significantly as a result of decreased hospital admissions, charitable contributions and endowments, all attributable to the economic downturn.  Nonetheless, we expect that hospital admissions will normalize and therefore demand for our nurses will remain consistent with historical rates due to our ability to provide nurses on a flexible basis when the need for nurses rises.  The five-year compounded annual revenue growth rate between 2008 and 2013 reflected in the discounted cash flow analysis for the Nurse Travel reporting unit was (8.2) percent, which includes the estimated impact of the decline in revenues in 2009 as a result of the economy.  The five-year compounded annual revenue growth rate between 2009 and 2014 reflected in the June 30, 2009 discounted cash flow analysis was 7.8 percent, compared with the historical five-year compounded annual revenue growth rate of 9.9 percent between 2003 and 2008, which was also after a period of economic decline.   As such, the revenue growth rates reflected in the discounted cash flow analysis for the Nurse Travel reporting unit were modestly lower compared to the historical five-year annual compounded revenue growth rate.    The approximate minimum fixed annual revenue growth rate level that the Nurse Travel reporting unit would need to maintain from 2010 to 2018 in order to avoid having to prepare a step two impairment analysis is 7.0 percent assuming the same 4.0 percent terminal value subsequent to that period which was also the assumption used in the original discounted cash flow analyses.

The estimated fair value of the reporting units is highly sensitive to changes in these projections and assumptions; therefore, in some instances minor changes in these assumptions could impact whether the fair value of the reporting unit is greater than its carrying value.  For example, an increase of less than 100 basis points in the discount rate and/or a less than five percent decline in the cash flow projections of a reporting unit could cause the fair value of certain significant reporting units to be below their carrying value.  Additionally, we assume that revenues will stabilize in the second half of 2009 and that there will be an economic recovery at the beginning of 2010. Changes in the timing of the recovery and the impact on our operations may also affect the sensitivity of the projections.  Ultimately, future changes in these assumptions may impact the estimated fair value of a reporting unit and cause the fair value of the reporting unit to be below their carrying value, which would require a step two analysis and may result in impairment of goodwill.

Due to the many variables inherent in the estimation of a business’s fair value and the relative size of recorded goodwill, changes in assumptions may have a material effect on the results of our impairment analysis. Downward revisions of the our forecast, extended delays in the economic recovery and sustained decline of our stock price resulting in market capitalization significantly below book value could lead to an impairment of goodwill or intangible assets with indefinite lives in future periods.

Please contact me at (818) 878-7900, via fax at (818) 878-7931, or email at Jim.Brill@onassignment.com should you have any questions or need additional information.

Sincerely,

/s/James L. Brill
James L. Brill
Senior Vice President, Finance and Chief Financial Officer